THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

January 23, 2007

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:	Snowdon Resources Corporation.
Form SB-2/A Registration Statement
File No. 333-134943

Dear Mr. Reynolds:

     In response to your letter of comments dated October 17, 2006, please be advised as follows:

     1. The information requested has been provided.

     2. All of the changes occurred after the funds were raised in the public offering and operations commenced. No changes were contemplated or occurred prior to the completion of the public offering. The language relating to amendments has been revised. It was written in the present tense in error and has been revised to the past tense. With respect to the Snowdon offering, there are no contemplated changes that will occur at this time.

     3. Snowdon is not clear what further assurances it can give with respect to the offering. A new risk factor, no. 5 has been included to disclose the possibility of deviating from the plan of operation. Supplementally, mining is risky. One doesn’t know what is under the ground until one spends money to get under the ground. It may be good. It may be nothing. It’s the risk of looking for ore.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Snowdon Resources Corporation